

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Mr. Edward Cespedes
Chief Executive Officer
MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor
Fort Lauderdale, FL 33760

> **Re:** **MMAX Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-177318**

Dear Mr. Cespedes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered, the timing of the underlying private placements and the nature of the selling stockholders it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

2. Based upon the company's nominal assets and lack of operations prior to the reverse merger, the company was considered a shell company. Discuss the resulting restrictions imposed on you, including the unavailability of Rule 144 for resales of restricted securities until one year after you filed current Form 10 information with the Commission (October 14, 2012 – one year after the filing date of this registration statement).

Prospectus Summary, page 1

Business Overview, page 1

3. Reconcile the disclosure here and elsewhere in the prospectus that "[u]nder the terms of the merger agreement, the Hyperlocal members received 20,789,395 shares of MMAX common stock" with the disclosure under Note 9 to the condensed consolidated financial statements which indicates that you issued 638,602 convertible preferred shares and 12,403,374 common shares. We note that even taking into account the subsequent conversion of the convertible preferred shares at a ten to one ratio the total number of common shares distributed equates to 18,789,394 shares as opposed to 20,789,395 shares.

Summary Financial Data, page 6

4. We refer to the column labeled "Period From Inception (January 22, 2010) through December 31, 2010". The financial information included in this column is inconsistent with the statement of operations for the same period on page F-17. Please revise.

5. Revise to include a column for the period from January 22, 2010 (inception) to *June 30, 2011*.

Risk Factors, page 7

Risks Related to Our Business and Industry, page 7

We may need additional capital, which if obtained…, page 8

6. Revise this risk factor, which states that you may need additional capital, to align with the risk factor directly preceding, which states that you will need additional capital. Consider combining these risk factors as they highlight the same material risk.

Our intellectual property rights are valuable…, page 10

7. Clarify what, if any, intellectual property rights you enjoy in light of the fact that you have not applied for any patent or trademark protection. Revise as necessary to differentiate between interests in your technology and secrets as opposed to rights and to describe the efforts taken to protect your interests.

We will depend on the services of Edward Cespedes…, page 10

8. You indicate that Mr. Cespedes is not required to dedicate all of his time and resources to the company. Quantify what percentage of his time you anticipate Mr. Cespedes will dedicate.

The shares are an illiquid investment and transferability of the Shares is subject to significant restriction, page 13

9. Expand this discussion to address the restrictions imposed upon transferability as a result of the company previously being classified as a shell company.

Management's Discussion And Analysis Or Plan Of Operation, page 17

Hyperlocal Business Overview, page 17

10. Disclose who bears the burden of paying PayMeOn users for referral payments. Describe how you expect this feature to affect your operations. For example, if you will absorb the cost of paying for referrals, explain whether and how that burden puts you at an operating disadvantage as compared to more established social commerce companies who will not incur such expense. If instead, merchants offering products and services through PayMeOn will incur some or all of the referral costs, explain why merchants would choose to advertise through you as opposed to other marketers who do not require referral payments.

Hyperlocal Business Overview, page 17

11. Within this section you designate the terms "PayMeOn" and "social income" as trademarks. We note, however, the statement on page 10 that you "have not yet applied for any patent or trademark protection." Please remove the trademark symbols or explain the legal basis for referring to them as such.

Results of Operations, page 18

12. For each period discussed quantify the revenues attributable to PayMeOn products and services and those attributable to Hyperlocal Mobile Marketing products and services.

13. Disclosure within the prospectus suggests that you anticipate increased marketing, sales and research and development costs. These increased costs constitute a known trend that you should discuss in detail. See Regulation S-K Item 303(a)(3)(ii). In this regard, we note that many companies operating in the social commerce space have forgone immediate profits and have incurred significant losses in an attempt to gain market share. Discuss whether you anticipate following that model and, if so, the effect it will have on your financials.

Liquidity and Capital Resources, page 19

14. On page 20 you indicate that working capital is not sufficient to maintain current operations over the next twelve months. Quantify the funds you will require over the next 12 months and to the extent practical beyond. Account for expected increases in sales, marketing and research and development expenses in your estimates.

15. Further, please incorporate in your discussion specifically how you anticipate funding the $23,561 registration costs described in Item 25 on page II-1 since it would utilize a substantial amount of existing cash.

Plan of Operations, page 20

16. This section focuses entirely on your PayMeOn products. If you intend to focus your efforts exclusively or to a great degree on PayMeOn products as opposed to Hyperlocal Mobile Marketing Platform products and services as described on page twenty two, make that clear here as well as in the Prospectus Summary.

17. Expand this section to fully discuss the steps involved in scaling your PayMeOn offerings. Provide an expected timeline for accomplishing each step.

18. Update the statements regarding completing development of the PayMeOn products during the third quarter of 2011.

Business, page 21

Marketing Opportunity, page 21

19. Disclose what "industry sources" expect the market you compete in to grow to $115 billion by the end of 2012 and the basis for this belief. Please note that you are responsible for the veracity of all information in the prospectus. In this regard, we note your statement on page 8 that "some of the statistics referenced in this memorandum, have not been independently verified."

The Hyperlocal Mobile Marketing Platform, page 22

20. Revise this section to clearly explain the business conducted, namely text message based marketing. The revised section should clarify the material services offered explaining each with specificity. For example, you should explain how "premium keywords" relate to the services offered. Further, discuss how you monetize this business. Review of the Hyperlocal Marketing website indicates that you charge customers both a onetime set-up fee and a monthly subscription fee.

PayMeOn, page 23

21. Describe how you intend to generate revenue from your PayMeOn offerings. Clarify how your PayMeOn business will be integrated with your Hyperlocal Mobile Marketing Platform.

22. Disclose whether you have written contracts with Adility and Copper Mobile and, if so, describe the material terms thereto and file the agreements as exhibits. See Regulation S-K Item 601(b)(10). Explain how Copper Mobile stimulates downloads of your application and sales there from as well as what you mean by the Copper Mobile deal is "expected to launch by late in the fourth quarter of 2011."

Management, page 25

Directors, page 25

23. Reconcile the statement here that you have one board member with the statement under "Committees of the Board of Directors" that your board consists of two members.

Involvement in Certain Legal Proceedings, page 26

24. Please note that Item 401(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in

your response letter that no additional disclosure was required under Item 401(f) for your executive officers and directors.

Executive Compensation, page 27

25. Please explain why you accounted for the stock award denoted by footnote four to the summary compensation table within the "All Other Compensation" column as opposed to the "Stock Awards" column. Revise as necessary.

How Compensation for our Directors and Executive Officers was Determined, page 28

26. Expand this section to discuss how the company determined the compensation to be paid to Mr. Cespedes under his employment agreement. We note that the employment agreement guarantees a minimum payment of $300,000 per year, while Mr. Cespedes is required to devote only part time to the company. We further note that the company is in the development stage and is not profitable. In addition, disclose the term of Mr. Cespedes' agreement and how it may be extended.

Certain Relationships And Related Transactions, page 29

27. If appropriate, revise to account for the outstanding loan from your officer disclosed on page F-13. See Regulation S-K Item 404(d). In addition, disclose how you currently evaluate and approve interested transactions in light of the fact that you have no disinterested members on your board.

Condensed Consolidated Financial Statements

Note 5. Acquisition, page F-10

28. It appears to us that at the time of the acquisition MMax was a shell company, as defined in Exchange Act Rule 12b-2; therefore, tell us why you have stepped up the assets of MMax rather than accounting for this transaction as a recapitalization.

Part II Information Not Required In Prospectus, page II-1

Exhibits, page II-6

29. We note that exhibit 2.1 is neither filed nor incorporated by reference. We further note that you purport to incorporate exhibits 10.1 and 10.2 by reference, but neither of the filings referenced were filed on the dates indicated. Revise to correct. In addition, the

amended articles of incorporation and the by-laws provided refer to Nevada Processing Solutions. If you have amended and/or restated these documents, please provide them as currently in effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, P.A.